Contact

www.linkedin.com/in/john-presti-6974b8a4 (LinkedIn)

Top Skills

Leadership

Customer Service

Project Management

John Presti

Client Services Manager at Payroll4free.com
Stow, Ohio, United States

Experience

Payroll4free.com
VP Client Services
April 2013 - Present (9 years 6 months)

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